1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated November 6, 2024

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2024/11/06	Chunghwa Telecom Reports Un-Audited Consolidated Operating Results for the Third Quarter of 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2024
Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

Chunghwa Telecom Reports Un-Audited Consolidated Operating Results for the Third Quarter of 2024

TAIPEI, Taiwan, R.O.C. November 6, 2024 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its un-audited operating results for the third quarter of 2024. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period.)

Third Quarter 2024 Financial Highlights

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Total revenue increased by 3.6% to NT$ 55.61 billion.
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Consumer Business Group revenue increased by 2.1% to NT$ 34.43 billion.
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Enterprise Business Group revenue increased by 5.9% to NT$ 17.60 billion.
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International Business Group revenue increased by 1.4% to NT$ 2.37 billion.
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Total operating costs and expenses increased by 4.8% to NT$ 44.23 billion.
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Operating income decreased by 0.8% to NT$ 11.38 billion.
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EBITDA decreased by 0.5% to NT$ 21.26 billion.
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Net income attributable to stockholders of the parent decreased by 1% to NT$ 9.01 billion.
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Basic earnings per share (EPS) was NT$1.16.
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Operating income, net income attributable to stockholders of the parent, and EPS all exceeded our proposed guidance.

“The Company delivered solid results in this quarter highlighted by exceptional operational performance across all business segments,” stated Mr. Chih-Cheng Chien, Chairman and CEO of Chunghwa Telecom. “We have set a new record for total revenue for the same quarter over the past seven years, reinforcing our leadership in Taiwan’s mobile market with a revenue market share of 40.3% and a subscriber share of 37.8%. Our blended 5G penetration rate continued to expand to 33.5%, maintaining leadership in Taiwan. Additionally, thanks to our expansion on cross-tier upgrade promotion package to include 1Gbps service offerings, our 1 Gbps subscriber net-adds doubled during the quarter.”

“Looking into the details of our three business groups, the Consumer Business Group maintained its healthy growth trajectory, driven by 5G migration and increasing postpaid subscribers, steady fixed broadband revenue, and higher OTT revenue from our exclusive broadcast of the Paris Olympic Games. We achieved double-digit year-over-year growth in video-related revenue, driven by the increasing subscriptions to our video platforms, which have exceeded 3 million,” said Mr. Rong-Shy Lin, President of Chunghwa Telecom. “Our Enterprise Business Group performed as anticipated, driven by a robust 22% year-over-year growth in our ICT business revenue. Notably, revenue from 5G private networks and big data analysis surged significantly, fueled by the 5G O-RAN project and smart government initiatives. Furthermore, we are pleased with the performance of our International Business Group, where income before tax increased by 11% year-over-year, primarily driven by our overseas ICT business. Excitingly, our European subsidiary in Frankfurt commenced operations on July 30, and we are well-prepared to offer ICT solutions to high-tech European markets,” added Mr. Lin.

“In terms of development of advanced networks and technologies, Chunghwa Telecom continues to lead the industry by initiating the world’s first IOWN APN between Taiwan and Japan with NTT Group during the quarter. We are also the exclusive provider of OneWeb low-earth-orbit satellite, with more than 90% coverage in Taiwan by the third quarter,” Mr. Chien continued. “On the ESG front, we have received SBTi’s verification for our Net-Zero greenhouse gas emissions target, making us the first operator in Taiwan to commit to achieving Net-Zero by 2045, ahead of the world roadmap of 2050. Additionally, we have obtained carbon footprint verification for all of our service centers nationwide, distinguishing us as the only telecom company in Taiwan to achieve this milestone. We remain dedicated to leading the way in ESG best practices.”

“Our solid performance across various sectors underscores our commitment to providing high-quality, advanced, and convenient telecom services. We remain confident that our new management team will continue to drive our progress and create value for our stakeholders,” Mr. Chien added.

Revenue

Chunghwa Telecom’s total revenues for the third quarter of 2024 increased by 3.6% to NT$ 55.61 billion.

Consumer Business Group’s revenue for the third quarter of 2024 increased by 2.1% YoY to NT$ 34.43 billion. Mobile service revenue increased 3% YoY, mainly due to 5G migration and increasing postpaid subscribers, the steady growth of fixed broadband revenue, and the increase of OTT revenue generated from our exclusive broadcast of the Paris Olympic Games. Sales revenue increased 1.3% YoY mainly due to the launch of iPhone 16 series. CBG’s income before tax decreased 0.6% YoY, mainly due to the one-time broadcasting rights fee of the Paris Olympic Games.

Enterprise Business Group’s revenue for the third quarter of 2024 increased 5.9% YoY to NT$ 17.60 billion, mainly driven by our robust growth in ICT business, which saw a 22% year-over-year increase in revenue, fueled by the strong performance of our emerging services. The decline in mobile and fixed voice services offset the growth of 5G migration and speed upgrades, resulting in a slight year-over-year decrease in EBG’s mobile and fixed-line revenues in the third quarter, while income before tax also experienced a year-over-year decrease.

International Business Group’s revenue for the third quarter of 2024 increased by 1.4% to NT$ 2.37 billion, while its income before tax increased 11% YoY. The positive growth was mainly due to the vibrant demand for ICT business in the international market.

Operating Costs and Expenses

Total operating costs and expenses for the third quarter of 2024 increased by 4.8% to NT$ 44.23 billion, mainly due to higher manpower cost and the one-time broadcasting rights fee of the Paris Olympic Games.

Operating Income and Net Income

Operating income for the third quarter of 2024 decreased by 0.8% to NT$ 11.38 billion. The operating margin was 20.5%, as compared to 21.4% in the same period of 2023. Net income attributable to stockholders of the parent decreased by 1% to NT$ 9.01 billion. Basic earnings per share was NT$1.16.

Cash Flow and EBITDA

Cash flow from operating activities, as of September 30th, 2024, decreased by 0.3% year over year to NT$ 49.76 billion, mainly due to a rise in settlement of tax payments, which were deferred to Q4 last year.

Cash and cash equivalents, as of September 30th, 2024, decreased by 2.5% to NT$ 31.22 billion as compared to that as of September 30th, 2023.

EBITDA for the third quarter of 2024 was NT$ 21.26 billion, decreasing by 0.5% year over year. EBITDA margin was 38.23%, as compared to 39.84% in the same period of 2023.

Business Highlights

Mobile

As of September 30th, 2024, Chunghwa Telecom had 13.01 million mobile subscribers, representing a 0.6% year-over-year increase. In the third quarter, total mobile service revenue increased by 2% to NT$ 16.75 billion, while mobile post-paid ARPU excluding IoT SIMs maintained stable and flat year over year at NT$ 552.

Fixed Broadband/HiNet

As of September 30th, 2024, the number of broadband subscribers slightly increased by 0.7% to 4.42 million. The number of HiNet broadband subscribers increased by 1.3% to 3.73 million. In the third quarter, total fixed broadband revenue grew 3.4% year over year to NT$ 11.32 billion, while ARPU increased 1.5% to NT$ 786.

Fixed line

As of September 30th, 2024, the number of fixed-line subscribers was 8.95 million.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/home/cht/investors/financials/quarterly-earnings

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a "non-GAAP financial measure”. EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:

▪
these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;
▪
these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;
▪
these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and
▪
these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers with its big data, information security, cloud computing and IDC capabilities, and is expanding its business into innovative technology services such as IoT, AI, etc. Chunghwa has been actively and continuously implemented environmental, social and governance (ESG) initiatives with the goal to achieve sustainability and has won numerous international and domestic awards and recognitions for its ESG commitments and best practices. For more information, please visit our website at www.cht.com.tw

Contact: Angela Tsai

Phone: +886 2 2344 5488

Email: chtir@cht.com.tw